ARTICLES OF AMENDMENT

UNITED ARTISTS THEATRE CIRCUIT, INC.
(1)

(2) UNITED ARTISTS THEATRE CIRCUIT, INC.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

Pursuant to the order of the United States Bankruptcy Court for the District of Delaware, a court having jurisdiction of a proceeding under the United States Bankruptcy Code, IN RE: UNITED ARTISTS THEATRE COMPANY, ET AL., Case No. 00-3514 (SLR) (the "Order"), that the Articles of Incorporation of the corporation be, and hereby are, amended by deleting in its entirety the following paragraph of Article FIFTH:

The total authorized capital stock of the Corporation is Five Hundred One Thousand (501,000) shares, consisting of One Thousand (1,000) shares of Class A Common Stock with a par value of One Dollar ($1.00) per share, and Five Hundred Thousand (500,000) shares of Series A Cumulative Redeemable Exchangeable Preferred Stock with a par value of One Cent ($0.01) per share, which may be issued from time to time in one or more series. The aggregate par value of all shares of all classes having a par value is Six Thousand Dollars ($6,000.00).

and substituting in lieu thereof a new paragraph to read as follow:

The total authorized capital stock of the Corporation is Five Hundred One Thousand (501,000) shares, consisting of One Thousand (1,000) shares of Class A Common Stock with a par value of One Dollar ($1.00) per share, and Five Hundred Thousand (500,000) shares of Series A Cumulative Exchangeable Redeemable Preferred Stock with a par value of One Cent ($0.01) per share, which may be issued from time to time in one or more series. The aggregate par value of all shares of all classes having a par value is Six Thousand Dollars ($6,000.00). The issuance of nonvoting equity securities is prohibited to the extent required by Section 1123(a) of the Bankruptcy Code.

This amendment of the charter of the corporation has been approved by

(4) the Written Consent of the Board of Directors dated   , 2001 and pursuant to the Order
of the Court and Section 3-301 of the General Corporation Law of the State of Maryland dated   , 2001.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /S/ Ralph E. Hardy   /S/ Kurt C. Hall
       Secretary   President

(6)